07005433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2007

SEC FILE NUMBER
8- 35940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Dunbar Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bowers (617) 227-1112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

We have audited the accompanying statements of financial condition of First Dunbar Securities Corporation as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Dunbar Securities Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 28, 2007

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

www.pmn.com

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31 2006	December 31 2005
ASSETS		
Cash and cash equivalents	$ 91,703	$ 55,729
Commissions receivable - allowable	10,241	6,574
Due from related party	-	14,482
Loan receivable - related party	39,082	27,000
Securities owned, at market value (cost $41,103 and $489,003 in 2006 and 2005, respectively	2,514	100,540
Non-marketable securities, at cost	-	3,000
Prepaid commissions	17,333	-
Refundable federal and state income taxes	74	-
Office equipment, net of accumulated depreciation of $30,922 and $23,714 in 2006 and 2005, respectively	11,306	7,794
	$ 172,253	$ 215,119
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Commissions payable	$ 24,441	$ 5,030
Accounts payable and accrued expenses	23,243	14,679
Federal and state income taxes	-	1,204
	47,684	20,913
Stockholder's equity:		
Common stock - no par value: Authorized, 10,000 shares; Issued and outstanding, 1,059 shares	15,976	15,976
Additional paid-in capital	551,322	618,322
Retained earnings (deficit)	(442,729)	(440,092)
	124,569	194,206
	$ 172,253	$ 215,119

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF OPERATIONS

	Year Ended December 31	
	2006	2005
REVENUE:		
Commissions	$ 247,458	$ 1,001,979
Consulting fees	-	37,982
Underwriting income	-	1,557,200
Trading income	3,367	2,557
Trading gains (losses) - net	272,276	(338,776)
Other income	10,089	8,613
	533,190	2,269,555
EXPENSES:		
Wages and commissions	239,397	1,368,687
Consulting fees	103,750	438,529
Underwriting expense	13,889	511,963
Regulatory fees and expenses	3,847	8,272
Occupancy costs	61,461	69,106
Other operating expenses	113,483	377,834
	535,827	2,774,391
LOSS BEFORE FEDERAL AND STATE INCOME TAXES	(2,637)	(504,836)
FEDERAL AND STATE INCOME TAXES (BENEFIT):		
Current	-	(25,621)
Deferred	-	17,000
	-	(8,621)
NET LOSS	($ 2,637)	($ 496,215)

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2004	1059	$ 15,976	$ 467,922	$ 56,123	$ 540,021
Capital contributions	-	-	150,400	-	150,400
Net loss	-	-	-	(496,215)	(496,215)
Balance, December 31, 2005	1059	15,976	618,322	(440,092)	194,206
Capital contributions	-	-	95,000	-	95,000
Distributions to stockholder	-	-	(162,000)	-	(162,000)
Net loss	-	-	-	(2,637)	(2,637)
Balance, December 31, 2006	1059	$ 15,976	$ 551,322	($ 442,729)	$ 124,569

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31 2006	Year Ended December 31 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	($ 2,637)	($ 496,215)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	7,209	7,016
Deferred income taxes	-	17,000
(Increase) decrease in:		
Commissions receivable	(3,667)	57,015
Due from related party	14,482	(14,482)
Refundable federal and state income taxes	(74)	-
Prepaid commissions	(17,333)	17,186
Securities owned - net	98,026	328,585
Non-marketable securities	3,000	-
Increase (decrease) in:		
Commissions payable	19,411	(30,059)
Accounts payable and accrued expenses	8,564	(13,416)
Federal and state income taxes	(1,204)	(27,006)
Total adjustments	128,414	341,839
Net cash provided (used) by operating activities	125,777	(154,376)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in loan receivable - related party - net	(12,082)	(27,000)
Purchases of equipment	(10,721)	(2,928)
Net cash used by investing activities	(22,803)	(29,928)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional capital contributions	95,000	130,000
Distributions to stockholder	(162,000)	-
Net cash provided (used) by financing activities	(67,000)	130,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,974	(54,304)
CASH AND CASH EQUIVALENTS, beginning of year	55,729	110,033
CASH AND CASH EQUIVALENTS, end of year	$ 91,703	$ 55,729
SUPPLEMENTAL DISCLOSURES:		
Non-cash capital contribution - securities	$ -	$ 20,400
Cash paid during the year for income taxes	$ 1,000	$ 1,200

See notes to financial statements.

A. Organization and Nature of Business:

The Company was incorporated on March 6, 1986, and was qualified as a registered broker/dealer on May 14, 1987. The Company is a wholly-owned subsidiary of VPC Holdings, LLC (''Holdings'').

B. Summary of Significant Accounting Policies:

Revenue recognition:

Trading income and commission income are recognized on a settlement date basis (normally three business days after the trade date).

Office equipment:

Office equipment is reported at cost, less accumulated depreciation. Depreciation is provided by use of accelerated methods over the estimated useful lives of the respective assets.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

B. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The amount of current income taxes payable or refundable and deferred tax assets or liabilities are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

C. Income Taxes:

The Company has available federal and state net operating loss carryforwards of approximately $576,000 and $640,000, respectively, to offset future taxable income. The federal carryforwards expire in the years 2023 through 2026 and the state carryforwards expire in the years 2008 through 2012.

A deferred tax asset of $252,000 and $175,000 at December 31, 2006 and 2005, respectively, results from the use of different depreciation methods for tax purposes, the unrealized loss on securities owned, and the net operating loss carryforwards, and has been offset by an equal amount of valuation allowance.

D. Commitments:

The Company occupies office space in Boston, Massachusetts under a lease agreement which expires in October, 2009. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs.

Future minimum lease payments required under the operating lease, are as follows:

Year Ending December 31	
2007	$ 70,408
2008	70,408
2009	58,673

Rent expense charged to operations amounted to $61,461 and $69,106 for the years ended December 31, 2006 and 2005, respectively.

E. Related Party Transactions:

Consulting fees expense for the years ended December 31, 2006 and 2005 includes charges from related parties (Bril Corporation and Venture Partners Capital, L.L.C.) for consulting and management fees totaling $102,500 and $435,437 respectively. The Company and the related parties have overlapping ownership. Underwriting expense for the year ended December 31, 2005, includes charges from the Company's parent (Holdings) amounting to $500,000.

Loan receivable - related party consists of a note receivable from Holdings which bears interest at 5% and is due on demand.

F. Net Capital Requirement:

Under Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of the greater of 1/15th of aggregate indebtedness, or $5,000. At December 31, 2006, net capital and required net capital, computed in accordance with the rules of the Commission, amounted to $56,397 and $5,000, respectively.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

We have audited the accompanying financial statements of First Dunbar Securities Corporation as of and for the year ended December 31, 2006, and have issued our report thereon dated February 28, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 28, 2007

PMN

FIRST DUNBAR SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

NET CAPITAL:	
Total stockholder's equity qualified for net capital	$ 124,569
Deductions:	
Non-allowable assets:	
Loans receivable - related party	(39,082)
Prepaid commissions	(17,333)
Refundable federal and state income taxes	(74)
Office equipment - net	(11,306)
	(67,795)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	56,774
Haircuts on securities:	
Trading and investment securities	(377)
TOTAL NET CAPITAL	$ 56,397
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Commissions payable	$ 24,441
Accounts payable and accrued expenses	23,243
TOTAL AGGREGATE INDEBTEDNESS	$ 47,684
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 3,179
Excess net capital	$ 51,397
Excess net capital at 1,000%	$ 51,629
Ratio: Aggregate indebtedness to net capital	.84 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17A-5	$ 59,892
Effect of audit adjustments on:	
Net loss	(3,636)
Non-allowable assets	141
Net capital, as above	$ 56,397

FIRST DUNBAR SECURITIES CORPORATION

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

All customer transactions are cleared through other broker/dealers (National Financial Services) on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of First Dunbar Securities Corporation (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 28, 2007

END